Filed by Xenith Bankshares, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

Commission File No.: 000-53380

Date: February 10, 2016

Frequently Asked Questions

These Frequently Asked Questions were made available to employees of Xenith Bankshares, Inc. on February 10, 2016

Will my job be impacted?

For now it’s business as usual. As is customary with merger transactions, there will be redundancy in certain positions in the combined bank. We will be evaluating the organizational structure and will look to reorganize in a way that will maximize the strengths of each bank, create efficiency and best serve our customers. None of these decisions have been made at this time, but as they are made they will be communicated.

Will my branch or office close?

We have not made any decisions about closing locations at this time. We will be comparing overlap, customer base, deposits, and potential for growth at all locations before decisions are made. In the meantime, it is important that both companies separately continue to provide a seamless experience for customers.

What will be the name of the bank?

The name of the bank will be Xenith Bank, the holding company will be called Xenith Bankshares and the Headquarters will be in Richmond. As part of the merger integration plan we will develop an approach to signage, marketing, etc.

What should I tell our customers?

It is important to remember that it is business as usual for both Xenith and HRB. Both banks will continue to operate as each has in the past. During this time, we understand that our customers will have questions about their banking relationship. Please assure customers for now, it is business as usual, and the two firms will remain separate until closing. At that time, our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships.

Our partnership will focus on delivering the responsive, genuine and personal service that both Xenith and HRB are known for. Together, we will continue to look out for our customers with trusted advice and industry-leading products and services designed to make banking more convenient and easier to manage.

Our customers should continue to use all of the Xenith services and locations that they currently use, but they will not be able to make deposits or payments at HRB locations until the merger is complete. If there are changes to customer accounts, these changes will take place in the future, and they will receive information from us about what the impact will be when it is closer to that time. Customers can continue using their checks and debit card as usual.

We will be creating various pieces of outreach, such as letters, statement messaging, emails, and ads, to inform both our customers and the communities we serve. Customers will receive more information as we get closer to the merger date.

If you receive calls from any investors, please take a message and let them know that someone will get back to them. Then give the message to Jennifer Hemcher (804-433-2207, ext 2207, JHemcher@xenithbank.com).

If you receive calls from anyone in the press, please take a message and let them know someone will get back to them. Then give the message to Barbara Sparks (804-433-2203, ext 2203, bsparks@xenithbank.com).

Who will lead the merger plan?

We will be forming a transition team with representatives from Hampton Roads Bankshares, Inc. (HRB) and Xenith to map out the integration of the two companies. As part of the integration plan, the transition team will review the best ideas from both companies to determine which practices should be adopted. We will focus on achieving the best mix of customer service, efficiency and products, but at the same time move with dispatch and purpose. Both companies have complementary strengths that we will try to maximize. Together, we will develop a comprehensive transition plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders.

Will my tenure with my prior bank carry over for vacation, etc.?

Yes; it is likely that all of your years of service with Xenith will carry forward when we become one company.

How will my benefits be impacted?

For now, you will continue to receive the benefits that you currently have. Since our open enrollment periods are the same, we will negotiate the best combined benefits offerings for all of us and have those offerings in November. There are many details still to be worked out about benefits during the integration planning and we will provide more information as it becomes available.

What about payroll? Will my paycheck come from Xenith?

You will continue to receive your paycheck as you have in the past at least through the closing date. We are reviewing payroll as part of our integration planning and will communicate any changes in plenty of time for you to plan.

Will there be any changes in senior management?

At the moment, a few senior positions have been confirmed. Those that have are:

•	Gaylon Layfield, Chief Executive Officer

•	Donna Richards, President & Chief Operating Officer

•	Tom Osgood, Executive Vice President and Chief Financial Officer

•	Chris Cottrell, Executive Vice President and Chief Credit Officer

•	John Marshall, Executive Vice President and Chief Risk Officer

•	Thom Dix, Executive Vice President and Head of Commercial Line of Business – Hampton Roads, North Carolina and Baltimore

•	Eddie Phillips, Executive Vice President and Head of Commercial Line of Business – Richmond and Greater Washington

Will there be management/reporting changes that influence me directly?

Decisions about all the other management positions are still to be made as a part of our integration planning. We will communicate those decisions as they are made.

How will our organizational structure be impacted?

As part of our integration planning, we will be evaluating the organizational structure over the next few months and determining the best way to be organized in order to provide the best service to our customers and maximize efficiency. As decisions are made, we will be communicating them.

What is the current status of the merger?

The boards for both companies have approved the merger. We signed the merger agreement after the market closed on February 10, 2016. Completing this transaction will require shareholder approval and regulatory approvals and we anticipate completing this transaction in the third quarter of 2016. Keep in mind that the closing date is different than core system conversion date.

Will we have all of our existing products available to sell after the merger becomes effective?

We will review both companies’ product offerings as part of our integration planning. Prior to our system conversion, we will do an extensive product mapping and evaluation to determine the best combined outcome for Xenith long term. We expect that Xenith’s extensive business banking experience and HRB’s retail and consumer focus will complement one another.

Is our strategy changing? If so, how?

Xenith’s long term strategy has always been to do our best to service C & I, CRE and retail customers through Private Banking and our limited retail banking network in the Golden Crescent. This merger allows us to implement three key actions:

1.	Improved ability to service C & I and CRE clients as well as consumer clients in a much broader geographic footprint with a greater enhancement in branch distribution network.

2.	Increase our legal and house lending limits so that we can move up market in all of our geographic areas, especially Greater Washington.

3.	Increase our market share in our already served areas as well as new areas and gain name recognition.

How does this impact our culture?

Xenith’s culture has been built upon our values which are: Create Fans, Act with Integrity, Act with energy and purpose, collaboration, continue to learn and accountability. HRB’s values are Honor, Excellence, Communication, Ownership, Professional Development and community service. There is quite a lot of overlap in these values. We will work hard to blend our cultures to create a vibrant work environment, provide excellent customer service and make a positive impact in the communities that we serve.

Where will the Operations Center be?

Currently the banks have operational activities that take place in a number of locations. As part of our integration planning, we will be evaluating the best way to obtain optimal efficiencies over the long run. For the short term, and certainly through closing and conversion, it is not likely that the operational facilities will change significantly.

How does this impact us if we are multi-state?

We will operate as one bank. We will have the ability to accommodate our customers across state lines.

What will our new loan legal and house limits be? When do they become effective?

This will be determined as part of our integration planning and will not become effective until after the closing of the merger. For now, it is business as usual.

Prior to the change, how should we think about new requests that fall between our current limits and future limits?

Between now and closing, it is business as usual; however, you can certainly have conversations with your customers about future opportunities.

Where can employees go to find more information?

We will continue to provide information on Intranet as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions. We will also be creating a integration planning team with members from both organizations that will create a communication plan.

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Caution Regarding Forward-Looking Statements

The information presented herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving HRB’s and Xenith’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither HRB nor Xenith assumes a duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’s and Xenith’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this filing, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and Xenith shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and Xenith businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’s and Xenith’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of HRB’s and Xenith’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at (757) 217-1000.

The documents filed by Xenith with the SEC may be obtained free of charge at Xenith’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Xenith by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Thomas W. Osgood, or by telephone at (804) 433-2209.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Xenith and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Xenith and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or Xenith as described in the paragraphs above.

Participants in the Solicitation

HRB, Xenith and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and Xenith shareholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of shareholders, as previously filed with the SEC on April 27, 2015. Information about the directors and executive officers of Xenith and their ownership of Xenith common stock is set forth in the definitive proxy statement for Xenith’s 2015 annual meeting of shareholders, as previously filed with the SEC on March 19, 2015. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.